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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III *

SEC FILE NUMBER
8-36916

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vaughn & Company Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

68 Passaic Street
(No. and Street)

Ridgewood	NJ	07450
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D Vaughan, III 201 444 1361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDG-CPAS, PC
(Name – *if individual, state last, first, middle name*)

76 North Walnut Street	Ridgewood	NJ	07450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James D. Vaughan, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vaughan & Company Securities, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JAMES D. VAUGHAN IV
Notary Public, State of New Jersey
My Commission Expires
December 31, 2019

Signature

CEO
Title

James D. Vaughan, IV
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

VAUGHAN & COMPANY SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

TABLE OF CONTENTS


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Vaughan & Company Securities, Inc. :

We have audited the accompanying statement of financial condition of Vaughan & Company Securities, Inc. (the "Company") as of December 31, 2016, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

As discussed in Notes 1 and 5 to the financial statements, the 2016 financial statements and supplemental information have been restated to properly reflect the Company's policy for recognition of revenue and to correct a misstatement pertaining to the Company's minimum net capital requirement. Our opinion is not modified with respect to this matter.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
March 30, 2017

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

ASSETS		
Cash	$	54,933
Deposits with clearing organization		61,912
Fees receivable		199,713
Prepaid expenses		8,365
TOTAL CURRENT ASSETS		324,923
TOTAL ASSETS	$	324,923

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and other accrued expenses	$	29,407
Accrued manager fees		49,492
Accrued payroll and payroll taxes		67,841
TOTAL CURRENT LIABILITIES		146,740
TOTAL LIABILITIES	$	146,740
STOCKHOLDERS' EQUITY		
Common stock		
Class A, voting, $3 par value - 100 shares authorized, 100 shares issued and outstanding	$	300
Class B, voting, $3 par value - 9,900 shares authorized, 9,900 shares issued and outstanding		29,700
Retained earnings		148,183
TOTAL STOCKHOLDERS' EQUITY		178,183
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	324,923

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ending December 31, 2016

REVENUES		
Asset Management Fees	$	1,699,838
Mutual fund fees		173,155
Interest income		14,482
TOTAL REVENUES		1,887,475
EXPENSES		
Employee compensation and benefits		1,338,070
Travel and selling		129,014
Commissions and fees		64,346
Technology and communications		27,925
Securities fees		17,451
Rent and occupancy		65,513
Professional fees		47,400
Office and other expenses		161,262
Auto lease expense		11,813
TOTAL EXPENSES		1,862,794
INCOME BEFORE TAXES		24,681
PROVISION FOR INCOME TAXES		3,065
NET INCOME	$	21,616

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2016

	Class A Common Stock	Class B Common Stock	Retained Earnings	Total
Balance at December 31, 2015	$ 300	$ 29,700	$ 126,567	$ 156,567
Net income			21,616	21,616
Balance at December 31, 2016	$ 300	29,700	148,183	178,183

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	21,616
Change in:		
Deposits with clearing organizations		(277)
Fees receivable		(12,896)
Prepaid expenses		(8,365)
Accounts payable, accrued expenses and other current liabilities		31,719
NET CASH PROVIDED BY OPERATING ACTIVITIES		31,797
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
NET INCREASE IN CASH		31,797
CASH - beginning		23,136
CASH - ending	$	54,933
SUPPLEMENTAL DISCLOSURES:		
Cash paid for:		
Income taxes	$	3,065
Interest		-

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2016

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vaughan & Company Securities, Inc. (the Company) is engaged in the sale of publicly traded securities, provides investment advice and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Ridgewood, New Jersey. The Company was incorporated in New Jersey in November 1986. The business commenced in March 1987.

Cash

In addition to its operating account, the Company maintains seven separate accounts with Pershing, LLC (Pershing) in order to execute securities transactions.

Restricted Cash

Restricted cash balance is the mandated deposit account with Pershing $ 61,635 as of December 31, 2016.

Commissions Receivable

Commission revenue and related clearance expenses are recorded when earned, on a settlement date basis, within the related brokerage account. Commissions receivable are stated without provision for doubtful accounts. Management believes all amounts are collectible in full.

Investment Advisory Fees

Fee revenue is recognized in the amount that reflects the consideration to which the Company expects to be entitled in exchange for advisory services provided, net of fees paid to third party investment advisors. The Asset Management Fees Revenue and Commissions and Fees Expense in the amounts of $1,699,838 and $64,346, respectively, on the accompanying Statement of Income have been restated from the amounts previously reported ($2,260,918 and $625,426, respectively) with no net change to net income. Schedule III accompanying the financial statements has also been restated accordingly.

Income Taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code and applicable New Jersey statutes. The stockholders of the corporation are taxed on their proportionate share of the Company's taxable income on their personal tax returns. The portion of the New Jersey income tax that is the responsibility of the Company is provided for, using statutory rates.

Management Estimates

Management uses estimates and assumptions in preparing the financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Estimates used in preparing these financial statements include those assumed in computing commissions receivable, and those used in accruing liabilities for certain expenses. Actual results could differ from those estimates.

2. RETIREMENT PLAN

The Company adopted a 401(K) plan in the fiscal year ended September 30, 1988 for all full time employees. Any Company contributions are elective. The Company's expense for the year ended December 31, 2016 was $29,887.

3. RELATED PARTY TRANSACTIONS

Vaughan & Company Securities, Inc., Pension Administrators, Inc., and Lois M. Vaughan, Esq. are controlled under common ownership.

The Company rents office space from Lois Vaughan, spouse of the principal shareholder of the related companies. No long-term lease agreements exist. Rent expense paid to related party for the year ended December 31, 2016 was $60,000. Vaughan & Co. Securities, Inc. pays all occupancy expense except property taxes.

Related party transactions are summarized as follows:

	2016
Expenses	
Rent	$60,000

4. FUTURE LEASE COMMITMENTS

On July 23, 2015 the Company entered into a 60 month operating lease agreement with Xerox Financial Services LLC. Monthly payments are $440 per month. As of December 31, 2016 there are 42 months remaining on the lease, with future minimum payments as follows:

December 31,	Amount
2017	$ 5,280
2018	5,280
2019	5,280
2020	2,640
	$ 18,480

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2016, the Company had net capital of $169,818 which was $160,035 in excess of its required net capital of $9,783. The Company's required net capital has been restated to $9,783 (from $5,000 as previously filed) in both Note 5 to the financial statements and Schedule I accompanying the financial statements to properly reflect the greater of $5,000 or 6 2/3% of aggregate indebtedness.

The ratio of aggregate indebtedness to net capital is .8641 to 1.

6. INCOME TAXES

The provision for income taxes consists of:		2016
Total Provision	(Only State of New Jersey)	$3,065

7. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist principally of commissions receivable and cash. The Company earns commissions entirely from financial institutions and investment management firms. Historically, the Company has not incurred any credit related losses. Cash, which consists primarily of cash held in brokerage accounts, is not subject to FDIC insurance protection.

8. STOCKHOLDERS' EQUITY

Stockholders' equity is as follows:

	2016
Common stock	
Class A, voting, $3 par value — 100 shares authorized, 100 shares issued and outstanding	$ 300
Class B, nonvoting, $3 par value — 9,900 shares authorized, 9,900 shares issued and outstanding	29,700
Retained earnings	148,183
Total Stockholders' Equity	$ 178,183

9. SUBSEQUENT EVENTS

These financial statements considered subsequent events through March 30, 2017 which was the date the financial statements were available to be issued. There were no reportable subsequent events through the date this report is filed.

SUPPLEMENTARY INFORMATION

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2016

Total stockholders' equity	$	178,183
Less ineligible assets:		
Advances to Affiliate		-
Securities Haircut		-
Prepaid Expenses		8,365
Prepaid Taxes		-
Total		8,365
Net Capital	$	169,818
Less: Minimum net capital requirement		9,783
Remainder: Net capital in excess of all requirements		160,035
Capital Ratio (Maximum allowance of 15 to 1)		
Aggregate Indebtedness		146,740
Divided by: Net Capital		169,818
Percentage of Aggregate Indebtedness to Net Capital		0.8641

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE II

Reconciliation Pursuant To Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2016

Net capital as reported in Company's Part II FOCUS Report	$	201,961
Audit adjustments (net)		(32,143)
Net capital per computation of net capital	$	169,818

The accompanying notes are an integral part of the financial statements.

VAUGHAN & COMPANY SECURITIES, INC.

SCHEDULE III

Reconciliation of FOCUS Report to Audit Report

December 31, 2016

Assets				
Total Assets per FOCUS Report			$	296,857
Add: increase in Current Assets				28,066
Total Assets per Audit Report			$	324,923
Liabilities				
Total Liabilities per FOCUS report			$	94,896
Increase in Payroll Taxes Payable	$	8,450		
Increase in Accrued Expenses		43,394		
				51,844
Total Liabilities per Audit Report			$	146,740
Equity				
Total Equity per FOCUS Report			$	201,961
Decrease in Retained Earnings				(23,778)
Total Equity per Audit Report			$	178,183
Revenue				
Revenue per FOCUS Report			$	1,850,802
Increase for:				
Misc. Expenses		13,725		
Adjustments		22,948		
				36,673
Total Revenue per Audit Report			$	1,887,475

The accompanying notes are an integral part of the financial statements.


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Vaughan & Company Securities, Inc. :

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vaughan & Company Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, New Jersey
February 28, 2017



VAUGHAN & CO. SECURITIES, INC.

Financial Services To Small Business Owners, Professionals, and their Families for Generations

68 PASSAIC STREET · RIDGEWOOD, NEW JERSEY 07450
1-201-444-1361 · FAX 1-201-670-1352
E-MAIL: MAIN@VAUGHANANDCO.COM
WEBSITE: WWW.VAUGHANANDCO.COM

Re: Vaughan & Co. Securities, Inc. / CRD# 18826

EXEMPTION REPORT – Schedule IV

Vaughan & Co. Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii): All customer transactions cleared through another broker-dealer, specifically Pershing, LLC, on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Vaughan & Co. Securities, Inc.

I, James D. Vaughan III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 
James D. Vaughan III

Title: CEO

February 27, 2017


BECHER
DELLA TORRE
GITTO & COMPANY
Certified Public Accountants
A PROFESSIONAL CORPORATION

76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholders of
Vaughan & Company Securities, Inc.
68 Passaic Street
Ridgewood, New Jersey 07450

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying amended General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Vaughan & Company Securities, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the amended Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in the amended Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the amended Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company
Ridgewood, NJ
March 30, 2017


BECHER
DELLA TORRE
GITTO & COMPANY

Amended

SIPC-7 (33-REV 7-10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7-10)

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a 5:

13*13*******1419*******************MIXED AADC 220
36916 FINRA DEC
VAUGHAN & COMPANY SECURITIES INC
68 PASSAIC ST
RIDGEWOOD NJ 07450-4310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~4,627~~ 4,719

B. Less payment made with SIPC-6 filed (exclude interest) (2,431)
7/16/16
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~2,196~~ 2,288

G. PAYMENT: √ the box
Check mailed to P.O. Box X Funds Wired ☐
Total (must be same as F above) $ ~~2431~~ ~~2196~~ 92

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

Vaughan & CO Securities Inc
(Name of Corporation, Partnership or other organization)

James Vaughn James Vaughn 3/31/17
(Authorized Signature)

CEO
(Title)

Dated the 30 day of January, 2017.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions.

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a Total revenue (FOCUS Line 12 Part IIA Line 9, Code 4030)	$ ~~1,850,802~~ 1,887,475
2b Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts	
(4) Interest and dividend expense deducted in determining item 2a	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts	
Total additions	0
2c Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22 PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d SIPC Net Operating Revenues	$ ~~1,850,802~~ 1,887,475
2e General Assessment @ .0025	$ ~~4,627~~ 4,719
	(to page 1, line 2.A.)